SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July 2014

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒     Form 40-F   ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐     No   ☒

Announcement  |  Lisbon  |  23 July 2014

Material fact disclosed by Oi

Portugal Telecom, SGPS S.A. hereby informs on the material fact disclosed by Oi, S.A., as detailed in the company’s document attached hereto.

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.telecom.pt

Oi S.A.

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.30029520-8

Publicly-Held Company

MATERIAL FACT

Oi S.A. (“Oi” or the “Company,” Bovespa: OIBR3, OIBR4; NYSE: OIBR and OIBR.C), in compliance with art. 157, §4º of Law No. 6,404/76, pursuant to CVM Instruction No. 358/02 and, in addition to the Material Facts dated as of July 2 and July 15, 2014, notifies its shareholders and the market in general that, on July 22, 2014, the cure period for payment of the commercial paper (the “Commercial Paper”) issued by Rio Forte Investments S.A. (“Rio Forte”) that was the subject of investments currently held by PT Portugal SGPS, S.A. and Portugal Telecom International Finance B.V. expired without the amount due on the Commercial Paper having been paid.

The Company also discloses that, notwithstanding the Memorandum of Understanding entered into between the Company and Portugal Telecom SGPS, S.A. (“PT SGPS”) (which provides for the transfer of the Commercial Paper to PT SGPS in exchange for an amount equivalent to 100% of its face value as of the date of execution of the definitive agreements governing the exchange among the parties, among other conditions), until the effective transfer of the Commercial Paper, the Company’s subsidiaries PT Portugal SGPS, S.A. and Portugal Telecom International Finance B.V. will adopt all necessary measures for the collection of the Commercial Paper and any other acts necessary for the protection and defense of its interests.

Oi will keep its shareholders and the market informed of any material subsequent events related to the topics described in this Material Fact.

Rio de Janeiro, July 23, 2014.

Oi S.A.

Bayard De Paoli Gontijo

Chief Financial Officer and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 23, 2014

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.